FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **November 7, 2007**

FelCor Lodging Trust Incorporated

(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300	
Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02   Results of Operations and Financial Condition.

On November 7, 2007, FelCor Lodging Trust Incorporated issued a press release announcing its results of operations for the three- and nine-month periods ended September 30, 2007, and published supplemental information for the three- and nine-month periods ended September 30, 2007. Copies of the press release and the supplemental information are furnished as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 8-K. Copies of the foregoing are also available on FelCor Lodging Trust Incorporated's website at **www.felcor.com**, on its Investor Relations page in the "Financial Reports" section.

The information contained in this Current Report on Form 8-K, including the exhibits, is provided under Item 2.02 of Form 8-K and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise be subject to the liabilities of that section. Furthermore, the information contained in this Current Report on Form 8-K, including the exhibits, shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act of 1933, regardless of any general incorporation language in such filings.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on November 7, 2007, announcing its results of operations for the three- and nine-month periods ended September 30, 2007.
99.2	Supplemental information for the three- and nine-month periods ended September 30, 2007, published by FelCor Lodging Trust Incorporated on November 7, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: November 7, 2007   By: /s/ Lester C. Johnson

Name: Lester C. Johnson
Title: Senior Vice President, Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on November 7, 2007, announcing its results of operations for the three- and nine-month periods ended September 30, 2007.
99.2	Supplemental information for the three- and nine-month periods ended September 30, 2007, published by FelCor Lodging Trust Incorporated on November 7, 2007.


Exhibit 99.1

<u>For Immediate Release:</u>

FELCOR REPORTS THIRD QUARTER RESULTS – RENOVATED HOTELS CONTINUE TO EXCEED TARGETS, INCREASING COMMON DIVIDEND

IRVING, Texas…November 7, 2007 - FelCor Lodging Trust Incorporated (NYSE: FCH) today reported operating results for the third quarter and nine months ended September 30, 2007.

Third Quarter Summary:

- Exceeded operating expectations for our 37 hotels where renovations were completed by June 30, 2007. Hotel EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for these hotels, exceeded budget in the second quarter by $1.1 million, or 3.0 percent. This represents a return on capital greater than our goal of 12 percent.

- Increased Revenue Per Available Room ("RevPAR") by 12.5 percent at our 37 hotels where renovations were completed by June 30, 2007. RevPAR increased 3.7 percent for our total portfolio of 83 consolidated hotels.

- Completed renovations at 12 hotels during the third quarter and an additional two hotels in October. We have now completed renovations at 51 hotels, or almost two thirds of our portfolio. We expect to complete renovations at an additional 13 hotels, for a total of 64 hotels, by the end of 2007.

- During the third quarter, we had 32 hotels under renovation. Renovation delays have caused completion dates at six hotels to shift from 2007 to the first quarter of 2008. The delays are related primarily to major mechanical work and/or permitting and inspection issues in the public areas. While we continue to feel the impact from the disruptions, the overall progress on our renovation program has been a success.

- Increased our quarterly common dividend by $0.05, or nearly 17 percent, to $0.35 per share, effective the fourth quarter of 2007.

Third Quarter Operating Results:

RevPAR for our 83 consolidated hotels increased 3.7 percent and Average Daily Rate ("ADR") increased 6.2 percent for the quarter compared to the same period in 2006. RevPAR at our 37 hotels where renovations were completed by June 30, 2007, increased 12.5 percent and ADR increased 6.7 percent for the third quarter compared to the prior year period. At the 32 hotels, where renovations were occurring at some point during the third quarter, RevPAR decreased 8.7 percent, caused by a decrease in occupancy of 12.8 percent, principally from renovation-related disruption.

"I remain extremely pleased with the results of the renovation program and the progress we have made to-date. The quality of the finished product is impressive and we are hitting the expected returns on the completed hotels. Given the number of hotels that we are renovating this year, the progress and the level of cost control has been truly outstanding," said Richard A. Smith, FelCor's President and Chief Executive Officer. "With nearly 80 percent of the renovations complete by year-end and the strong results to-date, we expect that our 2008 RevPAR growth will be well above the industry average."

Net income was $8.0 million for third quarter 2007, a $12.0 million decrease over the same period in 2006. Net loss applicable to common stockholders was $1.7 million, or $0.03 per share, compared to net income applicable to common stockholders of $10.4 million, or $0.17 per share, for the same period in 2006. Net income was $92.3 million for the nine months, a $52.3 million increase over the same period in 2006. Net income applicable to common stockholders for the nine months was $63.3 million, or $1.03 per share, compared to net income applicable to common stockholders of $11.0 million, or $0.18 per share, for the same period in 2006.

Adjusted Funds From Operations ("FFO") was $29.9 million for the third quarter, a $0.1 million increase from the same period in 2006. Adjusted FFO per share was $0.47 for the third quarter which is unchanged from the same period in 2006. For the nine months, Adjusted FFO was $116.0 million, a $12.0 million increase from the same period in 2006. Adjusted FFO per share increased to $1.83 for the nine months, compared to $1.65 in the prior year, an increase of 10.9 percent.

Adjusted EBITDA (including sold hotels) decreased to $66.5 million in the third quarter, compared to $72.5 million for the same period in 2006. Same-Store EBITDA increased to $66.3 million for the third quarter, compared to $63.8 million for the same period in 2006. For the nine month period ended September 30, 2007, Adjusted EBITDA (including sold hotels) decreased $6.0 million, to $226.4 million compared to the same period in 2006. Same-Store EBITDA decreased by $1.7 million for the nine months, to $200.2 million, or 0.8 percent to prior year. The decrease in Same-Store EBITDA is attributed to disruption from our renovation program.

Hotel EBITDA decreased to $73.1 million for the third quarter, compared to $73.3 million in the same period in 2006. Hotel EBITDA margin was 28.5 percent for the third quarter, representing a 116 basis point decrease compared to the same period in 2006. For the nine months ended September 30, 2007, Hotel EBITDA decreased to $226.4 million, compared to $230.1 million in the same period in 2006, a decrease of 1.6 percent. Hotel EBITDA margin was 29.4 percent for the nine months, representing a 98 basis point decrease to the same period in 2006.

Current quarter Adjusted FFO, Adjusted EBITDA and net income include a gain from the sale of condominium units of $0.4 million for the quarter and $18.5 million for the year. Current year net income includes gains from the sale of hotels of $28.5 million for the nine months. Prior year net income includes gains from the sale of hotels of $18.2 million and impairment losses of $5.9 million for the quarter, and $15.3 million gains from sale of hotels and impairment losses of $15.1 million for the nine-month period.

EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA, Hotel EBITDA margin, FFO and Adjusted FFO are all non-GAAP financial measures. See our discussion of "Non-GAAP Financial Measures" beginning on page nine for a reconciliation of each of these measures to our net income and for information regarding the use, limitations and importance of these non-GAAP financial measures.

Renovation Program Update:

During the third quarter, 32 of our hotels were undergoing some form of renovation, and we had more room-nights out of service for renovation than any other quarter. We completed major renovations at 12 hotels during the third quarter, and an additional two hotels in October. Since we started our renovation program last year, we have completed renovations at 51 hotels, representing almost two thirds of our portfolio. We expect to complete renovations at an additional 13 hotels during the fourth quarter of 2007, for a total of 64 renovated hotels by the end of 2007. We originally expected to complete renovations at 70 hotels by the end of 2007. However, renovation delays have shifted the completion date at six hotels to the first quarter of 2008. The delays at these hotels are related primarily to increases in scope for major mechanical items and/or permitting and inspection issues in the public areas.

We spent $204.0 million on renovations and redevelopment projects at our hotels through the nine months ended September 30, 2007, including our pro rata share of joint venture expenditures.

Our hotels with completed renovations, in aggregate, are exceeding our expected return of 12 percent on the guest impact portion of the total capital expenditures. During the third quarter, RevPAR, Hotel EBITDA and Hotel EBITDA margin exceeded budget for these hotels, in aggregate. For our 37 hotels where renovations were completed by June 30, 2007, RevPAR growth was 12.5 percent during the third quarter, compared to the same period in the prior year. Those hotels, in aggregate, also improved their market share index in both occupancy and ADR, compared to their competitive sets. For these hotels, Hotel EBITDA was $1.1 million higher than budget and Hotel EBTIDA margin was 86 basis points greater than budget.

Development:

We continue to progress with the rebranding of our San Francisco Union Square property to a Marriott hotel. Renovation designs are being finalized for this hotel, which will be operated as *Hotel 480 Union Square* during the renovation period and managed by Marriott International Inc. beginning December 15, 2007. Our other announced redevelopment projects - the convention center adjacent to our Myrtle Beach Hilton, additional meeting space at Dana Point and addition of spa and food and beverage areas in Deerfield Beach - will be completed in the first quarter of 2008. We continue to progress on our other major redevelopment projects, which are in various stages of planning and permitting.

In the quarter, we sold one condominium unit and recognized a gain of $0.4 million at our Royale Palms condominium project in Myrtle Beach, South Carolina. For the nine months ended September 30, 2007, we have sold 178 units and recognized a gain on sale of $18.5 million. We have six condominium units remaining, which we expect to sell on a selective basis to maximize their selling prices. At this point, approximately 70 percent of the condominium units sold have entered into our rental program providing us with a continuing source of additional income.

Capital Structure:

At September 30, 2007, we had $1.29 billion of consolidated debt outstanding with a weighted average life of five years. Our cash and cash equivalents totaled approximately $155.6 million at September 30, 2007. The next significant debt maturity is in 2009.

During the third quarter, we amended our line of credit facility. The amendment increased the amount available on the revolver to $250 million, lowered the applicable interest rate, extended the maturity and relaxed certain covenants, which provides us with additional flexibility.

We are increasing our common dividend from $0.30 to $0.35 per share, effective the fourth quarter of 2007. We have increased the common dividend twice this year, by a total of 40 percent compared to our first quarter dividend of $0.25.

"We remain on track to achieve our goals and we are pleased to once again increase our common dividend. The improvement in operations at our renovated hotels gives us confidence going into 2008, when we will have the bulk of our renovations behind us, and our redevelopment projects will start to come on line," said Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer.

2007 Guidance:

We are updating our full-year guidance as a result of third quarter results, additional anticipated renovation disruption in the fourth quarter and weakness in group business in selected markets.

Based on an increase of RevPAR between 3.0 and 4.0 percent for the full year and approximately 450,000 rooms out of service, we currently anticipate:

- *Adjusted EBITDA* to be between $284 and $286 million for the year;
- *Adjusted FFO per share* to be between $2.16 and $2.19 for the year;
- *Net Income* to be between $94 and $96 million for the year;
- *Hotel EBITDA margins* to decrease approximately 60 basis points for the year; and
- *Capital expenditures* of approximately $250 million for the year, including redevelopment projects.

FelCor, a real estate investment trust, is the nation's largest owner of upper-upscale, all-suite hotels. FelCor's portfolio is comprised of 83 consolidated hotels, located in 23 states and Canada. FelCor's portfolio includes 65 upper-upscale hotels, and FelCor is the largest owner of Embassy Suites Hotels® and Doubletree Guest Suites® hotels. FelCor's hotels are flagged under global brands such as Embassy Suites Hotels, Doubletree®, Hilton®, Sheraton®, Westin® and Holiday Inn®. (The foregoing registered trademarks are the exclusive property of their respective owners. None of the owners of these trademarks has any responsibility or liability for any information contained in this press release.) FelCor has a current enterprise value of approximately $3.0 billion. Additional information can be found on the Company's Web site at www.felcor.com.

We invite you to listen to our third quarter earnings Conference Call on Thursday, November 8, 2007, at 10:00 a.m. (Central Time). The conference call will be Web cast simultaneously via the internet on FelCor's Web site at www.felcor.com. Interested investors and other parties who wish to access the call should go to FelCor's Web site and click on the conference call microphone icon on either the "Investor Relations" or "FelCor News" pages. A telephonic replay will be available from Thursday, November 8, 2007, at 1:00 p.m. (Central Time), through Monday, November 12, at 11:00 p.m. (Central Time), by dialing 800-642-1687 (conference ID#20101796). A recording of the call will also be archived and available at www.felcor.com.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "continue" and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. General economic conditions, operating risks associated with the hotel business, the impact of U.S. military involvement in the Middle East and elsewhere, future acts of terrorism, the impact on the travel industry of increased fuel prices and security precaution, the availability of capital, the ability to execute our renovation program on budget in a timely manner, the cyclical nature of the real estate markets, our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations,
(972) 444-4912   sschafer@felcor.com

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Revenues:				
Hotel operating revenue:				
Room	$ 212,347	$ 205,009	$ 633,483	$ 623,974
Food and beverage	32,161	29,170	99,146	94,273
Other operating departments	12,188	13,272	38,137	39,821
Other revenue	468	13	921	68
Total revenues	257,164	247,464	771,687	758,136
Expenses:				
Hotel departmental expenses:				
Room	52,553	50,617	154,394	151,593
Food and beverage	25,023	22,563	76,213	71,764
Other operating departments	4,745	5,879	15,527	17,833
Other property related costs	70,119	68,431	207,260	204,135
Management and franchise fees	13,652	12,026	40,718	39,463
Taxes, insurance and lease expense	31,736	28,726	92,387	84,126
Abandoned projects	-	-	22	-
Corporate expenses	3,690	7,164	15,732	18,530
Depreciation	28,523	23,917	80,729	70,096
Total operating expenses	230,041	219,323	682,982	657,540
Operating income	27,123	28,141	88,705	100,596
Interest expense, net	(22,655)	(28,030)	(68,734)	(86,845)
Charge-off of deferred financing costs	-	-	-	(962)
Early extinguishment of debt, net	-	-	-	(438)
Income before equity in income from unconsolidated entities, minority interests and sale of assets	4,468	111	19,971	12,351
Equity in income from unconsolidated entities	3,030	3,948	19,511	9,708
Minority interests	347	305	463	1,590
Loss on sale of other assets	-	(92)	-	(92)
Gain on sale of condominiums	354	-	18,493	-
Income from continuing operations	8,199	4,272	58,438	23,557
Discontinued operations	(206)	15,790	33,893	16,502
Net income	7,993	20,062	92,331	40,059
Preferred dividends	(9,678)	(9,665)	(29,034)	(29,022)
Net income (loss) applicable to common stockholders	$ (1,685)	$ 10,397	$ 63,297	$ 11,037
Basic per common share data:				
Net income (loss) from continuing operations	$ (0.02)	$ (0.09)	$ 0.48	$ (0.09)
Net income (loss)	$ (0.03)	$ 0.17	$ 1.03	$ 0.18
Basic weighted average common shares outstanding	61,652	61,148	61,582	60,441
Diluted per common share data:				
Net income (loss) from continuing operations	$ (0.02)	$ (0.09)	$ 0.47	$ (0.09)
Net income (loss)	$ (0.03)	$ 0.17	$ 1.02	$ 0.18
Diluted weighted average common shares outstanding	61,652	61,148	61,908	60,441
Cash dividends declared on common stock	$ 0.30	$ 0.20	$ 0.85	$ 0.55

Discontinued Operations
(in thousands)

Discontinued operations include the results of operations of 11 hotels sold in 2007 and 31 hotels sold in 2006. Condensed financial information for the hotels included in discontinued operations is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Operating revenue	$ 74	$ 50,136	$ 26,522	$ 172,226
Operating expenses	(276)	(50,789)	(18,371)	(169,068)
Operating income (loss)	(202)	(653)	8,151	3,158
Interest income (expense), net	4	(303)	(15)	(946)
Gain on sale of hotels, net of income tax	-	18,182	28,488	15,320
Debt extinguishment	-	(240)	(901)	(240)
Minority interests	(8)	(1,196)	(1,830)	(790)
Income (loss) from discontinued operations	(206)	15,790	33,893	16,502
Depreciation and amortization, net of minority interests	-	3,786	14	12,904
Minority interest in FelCor LP	(4)	345	736	282
Interest expense, net of minority interests	-	300	29	929
EBITDA from discontinued operations	(210)	20,221	34,672	30,617
Gain on sale of hotels, net of income tax and minority interests	-	(17,610)	(27,830)	(14,748)
Impairment loss, net of minority interests	-	5,874	-	14,215
Charges related to early extinguishment of debt, net of minority interests	-	240	811	240
Adjusted EBITDA from discontinued operations	$ (210)	$ 8,725	$ 7,653	$ 30,324

Selected Balance Sheet Data
(in thousands)

	September 30, 2007	December 31, 2006
Investment in hotels	$ 2,835,483	$ 2,656,571
Accumulated depreciation	(671,671)	(612,286)
Investments in hotels, net of accumulated depreciation	$ 2,163,812	$ 2,044,285
Total cash and cash equivalents	$ 155,583	$ 124,179
Total assets	$ 2,546,149	$ 2,583,249
Total debt	$ 1,294,550	$ 1,369,153
Total stockholders' equity	$ 1,040,830	$ 1,010,931

At September 30, 2007, we had an aggregate of 62,439,873 shares of FelCor common stock and 1,353,771 limited partnership units of FelCor Lodging Limited Partnership outstanding.

Debt Summary

(dollars in thousands)

	Encumbered Hotels	Interest Rate at September 30, 2007	Maturity Date	Consolidated Debt
Line of credit[a]	none	L + 0.80	August 2011	$ -
Senior term notes	none	8.50	June 2011	299,100
Senior term notes	none	L + 1.875	December 2011	215,000
Total line of credit and senior debt[b]		7.98		514,100
Mortgage debt[c]	12 hotels	L + 0.93	November 2008	250,000
Mortgage debt	7 hotels	6.57	July 2009 - 2014	89,560
Mortgage debt	7 hotels	7.32	March 2009	121,710
Mortgage debt	8 hotels	8.70	May 2010	166,884
Mortgage debt	6 hotels	8.73	May 2010	120,345
Mortgage debt	1 hotel	L + 2.85	August 2008	15,500
Mortgage debt	1 hotel	5.81	July 2016	12,600
Other	1 hotel	9.17	August 2011	3,851
Total mortgage debt[b]	43 hotels	7.54		780,450
Total		7.72		$ 1,294,550

(a) We have a borrowing capacity of $250 million on our line of credit. The interest on this line can range from L + 80 to L + 150 basis points, based on our leverage ratio as defined in our line of credit agreement. If we meet certain requirements under the agreement, we can exercise a one-year extension option.

(b) Interest rates are calculated based on the weighted average debt outstanding at September 30, 2007.

(c) This debt has three one-year extension options.

Weighted average interest at September 30, 2007	7.72%
Fixed interest rate debt to total debt at September 30, 2007	62.9%
Weighted average maturity of debt at September 30, 2007	5 years
Mortgage debt to total assets at September 30, 2007	30.7%

Non-GAAP Financial Measures

We refer in this release to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, Adjusted FFO per share, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

Reconciliation of Net Income to FFO and Adjusted FFO
(in thousands, except per share and unit data)

| | Three Months Ended September 30, | | | | | |
| | 2007 | | | 2006 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net income	$ 7,993			$ 20,062		
Preferred dividends	(9,678)			(9,665)		
Net income (loss) applicable to common stockholders	(1,685)	61,652	$ (0.03)	10,397	61,148	$ 0.17
Depreciation, continuing operations	28,523	-	0.46	23,917	-	0.39
Depreciation, unconsolidated entities and discontinued operations	2,895	-	0.05	6,776	-	0.11
Gain on sale of hotels, net of income tax and minority interests	-	-	-	(17,610)	-	(0.29)
Loss on sale of hotels in unconsolidated entities	189	-	-	-	-	-
Minority interest in FelCor LP	(36)	1,354	(0.01)	227	1,355	-
Conversion of options and unvested restricted stock	-	346	-	-	414	-
FFO	29,886	63,352	0.47	23,707	62,917	0.38
Impairment loss, net of minority interests	-	-	-	5,874	-	0.09
Charges related to early extinguishment of debt, net of minority interests	-	-	-	216	-	-
Adjusted FFO	$ 29,886	63,352	$ 0.47	$ 29,797	62,917	$ 0.47

Reconciliation of Net Income to FFO and Adjusted FFO

(in thousands, except per share and unit data)

| | Nine Months Ended September 30, | | | | | |
| | 2007 | | | 2006 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net income	$ 92,331			$ 40,059		
Preferred dividends	(29,034)			(29,022)		
Net income applicable to common stockholders	63,297	61,908	$ 1.02	11,037	60,441	$ 0.18
Depreciation, continuing operations	80,729	-	1.30	70,096	-	1.16
Depreciation, unconsolidated entities and discontinued operations	8,606	-	0.14	21,378	-	0.35
Gain on sale of hotels, net of income tax and minority interests	(27,830)	-	(0.45)	(14,748)	-	(0.24)
Gain on sale of hotels in unconsolidated entities	(10,993)	-	(0.18)	-	-	-
Minority interest in FelCor LP	1,375	1,354	(0.01)	251	2,035	(0.05)
Conversion of options and unvested restricted stock	-	-	-	-	356	-
FFO	115,184	63,262	1.82	88,014	62,832	1.40
Impairment loss, net of minority interest	-	-	-	14,215	-	0.22
Abandoned projects	22	-	-	-	-	-
Charges related to debt extinguishment, net of minority interest	811	-	0.01	1,686	-	0.03
Adjusted FFO	$116,017	63,262	$ 1.83	$ 103,915	62,832	$ 1.65

Reconciliation of Net Income to EBITDA, Adjusted EBITDA and Same-Store EBITDA
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	**2006**	**2007**	**2006**
Net income	$ 7,993	$ 20,062	$ 92,331	$ 40,059
Depreciation, continuing operations	28,523	23,917	80,729	70,096
Depreciation, unconsolidated entities and discontinued operations	2,895	6,776	8,606	21,378
Minority interest in FelCor Lodging LP	(36)	227	1,375	251
Interest expense	24,865	28,919	73,611	89,371
Interest expense, unconsolidated entities and discontinued operations	1,508	1,696	4,570	5,553
Amortization expense	516	2,442	3,130	4,339
EBITDA	66,264	84,039	264,352	231,047
Gain on sale of hotels, net of income tax and minority interests	-	(17,610)	(27,830)	(14,748)
Loss (gain) on sale of hotels in unconsolidated entities	189	-	(10,993)	-
Impairment loss, discontinued operations	-	5,874	-	14,215
Abandoned projects	-	-	22	-
Charges related to debt extinguishment, net of minority interests	-	216	811	1,686
Adjusted EBITDA	66,453	72,519	226,362	232,200
Adjusted EBITDA from discontinued operations	210	(8,725)	(7,653)	(30,324)
Gain on sale of condominiums	(354)	-	(18,493)	-
Same-Store EBITDA	$ 66,309	$ 63,794	$200,216	$ 201,876

Reconciliation of Adjusted EBITDA to Hotel EBITDA
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	**2006**	**2007**	**2006**
Adjusted EBITDA	$ 66,453	$ 72,519	$ 226,362	$ 232,200
Other revenue	(468)	(13)	(921)	(68)
Adjusted EBITDA from discontinued operations	210	(8,725)	(7,653)	(30,324)
Equity in income from unconsolidated subsidiaries (excluding interest and depreciation expense)	(8,018)	(8,687)	(22,860)	(24,172)
Minority interest in other partnerships (excluding interest and depreciation expense)	80	191	108	(240)
Consolidated hotel lease expense	16,204	15,861	47,729	45,864
Unconsolidated taxes, insurance and lease expense	(1,990)	(1,747)	(5,588)	(4,896)
Interest income	(2,210)	(890)	(4,878)	(2,525)
Corporate expenses (excluding amortization expense)	3,175	4,722	12,602	14,191
Loss on sale of other assets	-	92	-	92
Gain on sale of condominiums	(354)	-	(18,493)	-
Hotel EBITDA	$ 73,082	$ 73,323	$ 226,408	$ 230,122

Reconciliation of Net Income to Hotel EBITDA
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Net income	$ 7,993	$ 20,062	$ 92,331	$ 40,059
Discontinued operations	206	(15,790)	(33,893)	(16,502)
Equity in income from unconsolidated entities	(3,030)	(3,948)	(19,511)	(9,708)
Minority interests	(347)	(305)	(463)	(1,590)
Consolidated hotel lease expense	16,204	15,861	47,729	45,864
Unconsolidated taxes, insurance and lease expense	(1,990)	(1,747)	(5,588)	(4,896)
Interest expense, net	22,655	28,030	68,734	86,845
Charge-off of deferred financing costs	-	-	-	962
Early extinguishment of debt	-	-	-	438
Corporate expenses	3,690	7,164	15,732	18,530
Depreciation	28,523	23,917	80,729	70,096
Abandoned projects	-	-	22	-
Loss on sale of other assets	-	92	-	92
Gain on sale of condominiums	(354)	-	(18,493)	-
Other revenue	(468)	(13)	(921)	(68)
Hotel EBITDA	$ 73,082	$ 73,323	$226,408	$ 230,122

Hotel Operating Revenue and Hotel EBITDA Margin
(dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Total revenue	$ 257,164	$ 247,464	$ 771,687	$ 758,136
Other revenue	(468)	(13)	(921)	(68)
Hotel operating revenue	$ 256,696	$ 247,451	$ 770,766	$ 758,068
Hotel EBITDA margin [a]	28.5%	29.6%	29.4%	30.4%

(a) Hotel EBITDA as a percentage of hotel operating revenue

Reconciliation of Ratio of Operating Income to Total Revenue to Hotel EBITDA Margin

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Ratio of operating income to total revenue	10.5%	11.4%	11.5%	13.3%
Other revenue	(0.2)	-	(0.1)	-
Unconsolidated taxes, insurance and lease expense	(0.6)	(0.8)	(0.7)	(0.6)
Consolidated hotel lease expense	6.3	6.4	6.2	6.1
Corporate expenses	1.4	2.9	2.0	2.4
Depreciation	11.1	9.7	10.5	9.2
Hotel EBITDA margin	28.5%	29.6%	29.4%	30.4%

Reconciliation of Forecasted Net Income to Forecasted FFO, Adjusted FFO, EBITDA and Adjusted EBITDA
(in millions, except per share and unit data)

	Full Year 2007 Guidance			
	Low Guidance		High Guidance	
	Dollars	Per Share Amount[a]	Dollars	Per Share Amount[a]
Net income	$ 94		$ 96	
Preferred dividends	(39)		(39)	
Net income applicable to common stockholders	55	$ 0.90	57	$ 0.93
Gain on sale of assets	(39)		(39)	
Depreciation	118		118	
Minority interest in FelCor LP	1		1	
FFO	135	$ 2.13	137	$ 2.16
Early extinguishment of debt	1		1	
Conversion costs[b]	1		1	
Adjusted FFO	$ 137	$ 2.16	$ 139	$ 2.19
Net income	$ 94		$ 96	
Depreciation	118		118	
Interest expense	104		104	
Minority interest in FelCor LP	1		1	
Amortization expense	4		4	
EBITDA	321		323	
Gain on sale of assets	(39)		(39)	
Early extinguishment of debt	1		1	
Conversion costs[b]	1		1	
Adjusted EBITDA	$ 284		$ 286	

(a) Weighted average shares and units are 63.3 million.
(b) Noncapitalized costs of converting our San Francisco Union Square hotel to Marriott management.

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin, are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income as a measure of our operating performance.

FFO and EBITDA

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines FFO as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional recurring and non-recurring items such as those described below provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, Adjusted EBITDA and Same-Store EBITDA, when combined with GAAP net income, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to early extinguishment of debt and interest rate swaps* – We exclude gains and losses related to early extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.
- *Impairment losses* – We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO and Adjusted EBITDA because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation, or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition and from EBITDA.
- *Cumulative effect of a change in accounting principle* – Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA, we exclude gains or losses on the sale of assets because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

To derive Same-Store EBITDA, we make the same adjustments to EBITDA as for Adjusted EBITDA and, additionally, exclude EBITDA from discontinued operations and gains and losses from the disposition of non-hotel related assets.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the industry and give investors a more complete understanding of the operating results over which our individual hotels and operating managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures used by us in our financial and operational decision-making. Additionally, these measures facilitate comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating corporate-level expenses, depreciation and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information with respect to the ongoing operating performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization, even though they are property-level expenses, because we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets and implicitly assume that the value of real estate assets diminish predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by minority interest expense and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our hotels.

Limitations of Non-GAAP Measures

The use of these non-GAAP financial measures has certain limitations. FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin, as presented by us, may not be comparable to FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin as calculated by other real estate companies. These measures do not reflect certain expenses that we incurred and will incur, such as depreciation and interest or capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. Neither should FFO, Adjusted FFO, Adjusted FFO per share, EBITDA, Adjusted EBITDA or Same-Store EBITDA be considered as measures of our liquidity or indicative of funds available for our cash needs, including our ability to make cash distributions. Adjusted FFO per share does not measure, and should not be used as a measure of, amounts that accrue directly to the benefit of stockholders. FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin reflect additional ways of viewing our operations that we believe when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on any single financial measure.

Exhibit 99.2



FelCor Lodging Trust Incorporated
Supplemental Information
Three and Nine Months Ended September 30, 2007

Date of Issuance November 7, 2007

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Nine Months Ended September 30, 2007

TABLE OF CONTENTS

This supplement contains registered trademarks owned or licensed by companies other than us, which may include, but are not limited to, Crowne Plaza®, Disneyland®, Doubletree®, Doubletree Guest Suites®, Embassy Suites Hotels®, Hampton Inn®, Hilton®, Hilton Suites®, Holiday Inn®, Holiday Inn & Suites®, Holiday Inn Express & Suites®, Holiday Inn Select®, Sheraton®, Sheraton Suites®, Walt Disney World® and Westin®.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "continue" and other similar terms and phrases, including references to assumption and forecasts of future results. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. General economic conditions, operating risks associated with the hotel business, the impact of U.S. military involvement in the Middle East and elsewhere, future acts of terrorism, the impact on the travel industry of increased fuel prices and security precautions, the availability of capital, the ability to effect sales of non-strategic hotels at anticipated prices, the cyclical nature of the real estate markets, our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

CORPORATE DATA
About the Company

In 1994, FelCor Lodging Trust Incorporated, a real estate investment trust (REIT), went public with six hotels, and a market capitalization of $120 million. We are now the nation's largest owner of upper upscale, all-suite hotels. At September 30, 2007, our portfolio was comprised of 83 consolidated hotels located in 23 states and Canada. For these hotels, the operating revenues and expenses are reflected in our consolidated statements of operations because of our majority ownership interests of the operating lessees of these hotels. We also owned 50 percent joint venture interests in four hotels whose operations were accounted for using the equity method. We owned 65 upper upscale hotels and were the largest owner of Embassy Suites Hotels and Doubletree Guest Suites hotels. We had an enterprise value of approximately $3.0 billion.

Strategy

Our long-term strategic plan is to own a diversified portfolio of high quality, upscale hotels flagged under leading brands and then increase shareholder value and return on invested capital by maximizing the use of our real estate and enhancing cash flow. We continually examine our portfolio to address issues of market supply and concentration of risk. In order to achieve our strategic objectives, we have identified three goals: Portfolio Repositioning and Debt Reduction; Internal Growth consisting of a comprehensive renovation program, redevelopment projects and a new asset management approach; and External Growth.

Public Ratings

	Corporate	Senior Debt	Preferred Stock
Moody's	Ba3	Ba3	B2
Standard & Poors	BB-	B+	B-

Stock Exchange Listing
Common Stock (NYSE: FCH)
$1.95 Series A Cumulative Convertible Preferred Stock (NYSE: FCHPRA)
8% Series C Cumulative Redeemable Preferred Stock (NYSE: FCHPRC)

Fiscal Year End
December 31

Number of employees
76

Corporate Headquarters
545 E. John Carpenter Frwy., Suite 1300
Irving, TX 75062
(972) 444-4900

Investor/Media Relations Contact
Stephen A. Schafer
Vice President Strategic Planning & Investor Relations
(972) 444-4912
sschafer@felcor.com

Information Request
information@felcor.com

3

Board of Directors

Thomas J. Corcoran, Jr.
Chairman of the Board, FelCor Lodging Trust Incorporated

Melinda J. Bush, C.H.A.
Chairman and Chief Executive Officer, HRW Holdings, LLC

Robert F. Cotter
President, Kerzner International Holdings Limited

Richard S. Ellwood
Private Investor

Thomas C. Hendrick
Executive Vice President of Acquisitions and Development, Kor Group

David C. Kloeppel
Executive Vice President and Chief Financial Officer, Gaylord Entertainment Company

Charles A. Ledsinger, Jr.
Vice Chairman and Chief Executive Officer, Choice Hotels International

Robert H. Lutz, Jr.
President, RL Investments, Inc.

Robert A. Mathewson
President, RGC, Inc.

Richard A. Smith
President and Chief Executive Officer, FelCor Lodging Trust Incorporated

Executive Officers

Richard A. Smith, *President and Chief Executive Officer*

Michael A. DeNicola, *Executive Vice President and Chief Investment Officer*

Troy A. Pentecost, *Executive Vice President, Director of Asset Management*

Andrew J. Welch, *Executive Vice President and Chief Financial Officer*

Jonathan H. Yellen, *Executive Vice President, General Counsel and Secretary*

Equity Research Coverage

Firm	Analyst	Telephone
Citigroup Smith Barney	Joshua Attie	(212) 816-1533
Deutsche Bank North America	Chris Woronka	(212) 250-5815
Friedman, Billings, Ramsey & Co.	Wilkes Graham	(703) 312-9737
Green Street Advisors	John V. Arabia	(949) 640-8780
JPMorgan	Harry C. Curtis	(212) 622-6610
Lehman Brothers	Felicia R. Hendrix	(212) 526-5562
Merrill Lynch	Amanda Bryant	(212) 449-2922
Morgan, Keegan & Co.	Napoleon Overton	(901) 579-4865
Stifel, Nicolaus & Company	Rod F. Petrik	(410) 454-4131
UBS (US)	William B. Truelove	(212) 713-8825
Wachovia Securities	Jeffrey J. Donnelly	(617) 603-4262

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Nine Months Ended September 30, 2007

FINANCIAL HIGHLIGHTS

Supplemental Financial Data
(in thousands, except per share information, ratios and percentages)

Total Enterprise Value	September 30, 2007	December 31, 2006
Common shares outstanding	62,440	62,052
Units outstanding	1,354	1,355
Combined shares and units outstanding	63,794	63,407
Common stock price at end of period	$ 19.93	$ 21.84
Common equity capitalization	$ 1,271,414	$ 1,384,809
Series A preferred stock	309,362	309,362
Series C preferred stock	169,412	169,412
Consolidated debt	1,294,550	1,369,153
Minority interest of consolidated debt	(7,352)	(8,150)
Pro rata share of unconsolidated debt	95,191	98,731
Cash and cash equivalents	(155,583)	(124,179)
Total enterprise value (TEV)	$ 2,976,994	$ 3,199,138

Dividends Per Share		
Dividends declared (year to date):		
Common stock	$ 0.85	$ 0.80
Series A preferred stock	1.4625	1.95
Series C preferred stock (depositary shares)	1.50	2.00

Selected Balance Sheet Data		
Investment in hotels, net	$ 2,163,812	$ 2,044,285
Hotels held for sale	-	133,801
Total cash and cash equivalents	155,583	124,179
Total assets	2,546,149	2,583,249
Total debt	1,294,550	1,369,153
Total stockholders' equity	1,040,830	1,010,931
Total stockholders equity less preferred equity	562,056	532,157
Book value per common share outstanding	9.00	8.58

.

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Revenues:				
Hotel operating revenue:				
Room	$ 212,347	$ 205,009	$ 633,483	$ 623,974
Food and beverage	32,161	29,170	99,146	94,273
Other operating departments	12,188	13,272	38,137	39,821
Other revenue	468	13	921	68
Total revenues	257,164	247,464	771,687	758,136
Expenses:				
Hotel departmental expenses:				
Room	52,553	50,617	154,394	151,593
Food and beverage	25,023	22,563	76,213	71,764
Other operating departments	4,745	5,879	15,527	17,833
Other property related costs	70,119	68,431	207,260	204,135
Management and franchise fees	13,652	12,026	40,718	39,463
Taxes, insurance and lease expense	31,736	28,726	92,387	84,126
Abandoned projects	-	-	22	-
Corporate expenses	3,690	7,164	15,732	18,530
Depreciation	28,523	23,917	80,729	70,096
Total operating expenses	230,041	219,323	682,982	657,540
Operating income	27,123	28,141	88,705	100,596
Interest expense, net	(22,655)	(28,030)	(68,734)	(86,845)
Charge-off of deferred financing costs	-	-	-	(962)
Early extinguishment of debt, net	-	-	-	(438)
Income before equity in income from unconsolidated entities, minority interests and sale of assets	4,468	111	19,971	12,351
Equity in income from unconsolidated entities	3,030	3,948	19,511	9,708
Minority interests	347	305	463	1,590
Loss on sale of other assets	-	(92)	-	(92)
Gain on sale of condominiums	354	-	18,493	-
Income from continuing operations	8,199	4,272	58,438	23,557
Discontinued operations	(206)	15,790	33,893	16,502
Net income	7,993	20,062	92,331	40,059
Preferred dividends	(9,678)	(9,665)	(29,034)	(29,022)
Net income (loss) applicable to common stockholders	$ (1,685)	$ 10,397	$ 63,297	$ 11,037
Basic per common share data:				
Net income (loss) from continuing operations	$ (0.02)	$ (0.09)	$ 0.48	$ (0.09)
Net income (loss)	$ (0.03)	$ 0.17	$ 1.03	$ 0.18
Basic weighted average common shares outstanding	61,652	61,148	61,582	60,441
Diluted per common share data:				
Net income (loss) from continuing operations	$ (0.02)	$ (0.09)	$ 0.47	$ (0.09)
Net income (loss)	$ (0.03)	$ 0.17	$ 1.02	$ 0.18
Diluted weighted average common shares outstanding	61,652	61,148	61,908	60,441
Cash dividends declared on common stock	$ 0.30	$ 0.20	$ 0.85	$ 0.55

Discontinued Operations
(in thousands)

Discontinued operations include the results of operations of 11 hotels sold in 2007 and 31 hotels sold in 2006. Condensed financial information for the hotels included in discontinued operations is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	**2006**	**2007**	**2006**
Operating revenue	$ 74	$ 50,136	$ 26,522	$ 172,226
Operating expenses	(276)	(50,789)	(18,371)	(169,068)
Operating income (loss)	(202)	(653)	8,151	3,158
Interest income (expense), net.....................................	4	(303)	(15)	(946)
Gain on sale of hotels, net of income tax	-	18,182	28,488	15,320
Debt extinguishment	-	(240)	(901)	(240)
Minority interests	(8)	(1,196)	(1,830)	(790)
Income (loss) from discontinued operations	(206)	15,790	33,893	16,502
Depreciation and amortization, net of minority interests	-	3,786	14	12,904
Minority interest in FelCor LP....................................	(4)	345	736	282
Interest expense, net of minority interests.................	-	300	29	929
EBITDA from discontinued operations	(210)	20,221	34,672	30,617
Gain on sale of hotels, net of income tax and minority interests...	-	(17,610)	(27,830)	(14,748)
Impairment loss, net of minority interests..................	-	5,874	-	14,215
Charges related to early extinguishment of debt, net of minority interests..	-	240	811	240
Adjusted EBITDA from discontinued operations....	$ (210)	$ 8,725	$ 7,653	$ 30,324

Non-GAAP Financial Measures

We refer in this supplement to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Nine Months Ended September 30, 2007

Non-GAAP Financial Measures (continued)

Reconciliation of Net Income to FFO and Adjusted FFO
(in thousands, except per share and unit data)

| | Three Months Ended September 30, | | | | | |
| | 2007 | | | 2006 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net income	$ 7,993			$ 20,062		
Preferred dividends	(9,678)			(9,665)		
Net income (loss) applicable to common stockholders	(1,685)	61,652	$ (0.03)	10,397	61,148 $	0.17
Depreciation, continuing operations	28,523	-	0.46	23,917	-	0.39
Depreciation, unconsolidated entities and discontinued operations	2,895	-	0.05	6,776	-	0.11
Gain on sale of hotels, net of income tax and minority interests	-	-	-	(17,610)	-	(0.29)
Loss on sale of hotels in unconsolidated entities	189	-	-	-	-	-
Minority interest in FelCor LP	(36)	1,354	(0.01)	227	1,355	-
Conversion of options and unrestricted stock	-	346	-	-	414	-
FFO	29,886	63,352	0.47	23,707	62,917	0.38
Impairment loss, net of minority interests	-	-	-	5,874	-	0.09
Charges related to early extinguishment of debt, net of minority interests	-	-	-	216	-	-
Adjusted FFO	$ 29,886	63,352	$ 0.47	$ 29,797	62,917 $	0.47

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Nine Months Ended September 30, 2007

Non-GAAP Financial Measures (continued)

Reconciliation of Net Income to FFO and Adjusted FFO
(in thousands, except per share and unit data)

| | Nine Months Ended September 30, | | | | | |
| | 2007 | | | 2006 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net income	$ 92,331			$ 40,059		
Preferred dividends	(29,034)			(29,022)		
Net income applicable to common stockholders	63,297	61,908	$ 1.02	11,037	60,441	$ 0.18
Depreciation, continuing operations	80,729	-	1.30	70,096	-	1.16
Depreciation, unconsolidated entities and discontinued operations	8,606	-	0.14	21,378	-	0.35
Gain on sale of hotels, net of income tax and minority interests	(27,830)	-	(0.45)	(14,748)	-	(0.24)
Gain on sale of hotels in unconsolidated entities	(10,993)	-	(0.18)	-	-	-
Minority interest in FelCor LP	1,375	1,354	(0.01)	251	2,035	(0.05)
Conversion of options and unvested restricted stock	-	-	-	-	356	-
FFO	115,184	63,262	1.82	88,014	62,832	1.40
Impairment loss, net of minority interest	-	-	-	14,215	-	0.22
Abandoned projects	22	-	-	-	-	-
Charges related to debt extinguishment, net of minority interest	811	-	0.01	1,686	-	0.03
Adjusted FFO	$ 116,017	63,262	$ 1.83	$ 103,915	62,832	$ 1.65

Non-GAAP Financial Measures (continued)

Reconciliation of Net Income to EBITDA, Adjusted EBITDA and Same-Store EBITDA
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	**2006**	**2007**	**2006**
Net income	$ 7,993	$ 20,062	$ 92,331	$ 40,059
Depreciation, continuing operations	28,523	23,917	80,729	70,096
Depreciation, unconsolidated entities and discontinued operations	2,895	6,776	8,606	21,378
Minority interest in FelCor Lodging LP	(36)	227	1,375	251
Interest expense	24,865	28,919	73,611	89,371
Interest expense, unconsolidated entities and discontinued operations	1,508	1,696	4,570	5,553
Amortization expense	516	2,442	3,130	4,339
EBITDA	66,264	84,039	264,352	231,047
Gain on sale of hotels, net of income tax and minority interests	-	(17,610)	(27,830)	(14,748)
Loss (gain) on sale of hotels in unconsolidated entities	189	-	(10,993)	-
Impairment loss, discontinued operations	-	5,874	-	14,215
Abandoned projects	-	-	22	-
Charges related to debt extinguishment, net of minority interests	-	216	811	1,686
Adjusted EBITDA	66,453	72,519	226,362	232,200
Adjusted EBITDA from discontinued operations	210	(8,725)	(7,653)	(30,324)
Gain on sale of condominiums	(354)	-	(18,493)	-
Same-Store EBITDA	$ 66,309	$ 63,794	$200,216	$ 201,876

Non-GAAP Financial Measures (continued)

Reconciliation of Adjusted EBITDA to Hotel EBITDA

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	**2006**	**2007**	**2006**
Adjusted EBITDA	$ 66,453	$ 72,519	$ 226,362	$ 232,200
Other revenue	(468)	(13)	(921)	(68)
Adjusted EBITDA from discontinued operations	210	(8,725)	(7,653)	(30,324)
Equity in income from unconsolidated subsidiaries (excluding interest and depreciation expense)	(8,018)	(8,687)	(22,860)	(24,172)
Minority interest in other partnerships (excluding interest and depreciation expense)	80	191	108	(240)
Consolidated hotel lease expense	16,204	15,861	47,729	45,864
Unconsolidated taxes, insurance and lease expense	(1,990)	(1,747)	(5,588)	(4,896)
Interest income	(2,210)	(890)	(4,878)	(2,525)
Corporate expenses (excluding amortization expense)	3,175	4,722	12,602	14,191
Loss on sale of other assets	-	92	-	92
Gain on sale of condominiums	(354)	-	(18,493)	-
Hotel EBITDA	$ 73,082	$ 73,323	$ 226,408	$ 230,122

Reconciliation of Net Income to Hotel EBITDA

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	**2006**	**2007**	**2006**
Net income	$ 7,993	$ 20,062	$ 92,331	$ 40,059
Discontinued operations	206	(15,790)	(33,893)	(16,502)
Equity in income from unconsolidated entities	(3,030)	(3,948)	(19,511)	(9,708)
Minority interests	(347)	(305)	(463)	(1,590)
Consolidated hotel lease expense	16,204	15,861	47,729	45,864
Unconsolidated taxes, insurance and lease expense	(1,990)	(1,747)	(5,588)	(4,896)
Interest expense, net	22,655	28,030	68,734	86,845
Charge-off of deferred financing costs	-	-	-	962
Early extinguishment of debt	-	-	-	438
Corporate expenses	3,690	7,164	15,732	18,530
Depreciation	28,523	23,917	80,729	70,096
Abandoned projects	-	-	22	-
Loss on sale of other assets	-	92	-	92
Gain on sale of condominiums	(354)	-	(18,493)	-
Other revenue	(468)	(13)	(921)	(68)
Hotel EBITDA	$ 73,082	$ 73,323	$226,408	$ 230,122

Non-GAAP Financial Measures (continued)

Hotel EBITDA and Hotel EBITDA Margin
(dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Total revenue	$ 257,164	$ 247,464	$ 771,687	$ 758,136
Other revenue	(468)	(13)	(921)	(68)
Hotel operating revenue	256,696	247,451	770,766	758,068
Hotel operating expenses	(183,614)	(174,128)	(544,358)	(527,946)
Hotel EBITDA	$ 73,082	$ 73,323	$ 226,408	$ 230,122
Hotel EBITDA margin[1]	28.5%	29.6%	29.4%	30.4%

[1] Hotel EBITDA as a percentage of hotel operating revenue.

Reconciliation of Ratio of Operating Income to Total Revenue to Hotel EBITDA Margin

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Ratio of operating income to total revenue	10.5%	11.4%	11.5%	13.3%
Other revenue	(0.2)	-	(0.1)	-
Unconsolidated taxes, insurance and lease expense	(0.6)	(0.8)	(0.7)	(0.6)
Consolidated hotel lease expense	6.3	6.4	6.2	6.1
Corporate expenses	1.4	2.9	2.0	2.4
Depreciation	11.1	9.7	10.5	9.2
Hotel EBITDA margin	28.5%	29.6%	29.4%	30.4%

Reconciliation of Total Operating Expense to Hotel Operating Expense
(dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Total operating expenses	$ 230,041	$ 219,323	$ 682,982	$ 657,540
Unconsolidated taxes, insurance and lease expense	1,990	1,747	5,588	4,896
Consolidated hotel lease expense	(16,204)	(15,861)	(47,729)	(45,864)
Corporate expenses	(3,690)	(7,164)	(15,732)	(18,530)
Abandoned projects	-	-	(22)	-
Depreciation	(28,523)	(23,917)	(80,729)	(70,096)
Hotel operating expenses	$ 183,614	$ 174,128	$ 544,358	$ 527,946

Non-GAAP Financial Measures (continued)

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminish predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin, are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income as a measure of our operating performance.

FFO and EBITDA

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines FFO as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional recurring and non-recurring items such as those described below provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, Adjusted EBITDA and Same-Store EBITDA, when combined with GAAP net income, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to early extinguishment of debt and interest rate swaps* – We exclude gains and losses related to early extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

Non-GAAP Financial Measures (continued)

- *Impairment losses* – We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO and Adjusted EBITDA because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition and from EBITDA.
- *Cumulative effect of a change in accounting principle* – Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA, we adjust EBITDA for gains or losses on the sale of assets because we believe that including them in EBITDA is not consistent with reflecting ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

To derive Same-Store EBITDA, we make the same adjustments to EBITDA as for Adjusted EBITDA and, additionally, exclude EBITDA from discontinued operations and gains and losses from the disposition of non-hotel related assets.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the industry and give investors a more complete understanding of the operating results over which our individual hotels and operating managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures used by us in our financial and operational decision-making. Additionally, these measures facilitate comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating corporate-level expenses, depreciation and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information with respect to the ongoing operating performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization, even though they are property-level expenses, because we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets and implicitly assume that the value of real estate assets diminish predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by minority interest expense and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our hotels.

Non-GAAP Financial Measures (continued)

Limitations of Non-GAAP Measures

 The use of these non-GAAP financial measures has certain limitations. FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin, as presented by us, may not be comparable to FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin as calculated by other real estate companies. These measures do not reflect certain expenses that we incurred and will incur, such as depreciation and interest or capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

 These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. Neither should FFO, FFO per share, Adjusted FFO, Adjusted FFO per share, EBITDA, Adjusted EBITDA or Same-Store EBITDA be considered as measures of our liquidity or indicative of funds available for our cash needs, including our ability to make cash distributions. FFO per share does not measure, and should not be used as a measure of, amounts that accrue directly to the benefit of stockholders. FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin reflect additional ways of viewing our operations that we believe when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Nine Months Ended September 30, 2007

Debt Summary
(dollars in thousands)

Debt Outstanding

	Encumbered Hotels	Interest Rate at September 30, 2007	Maturity Date	Consolidated Debt
Line of credit[(a)]	none	L + 0.80	August 2011	$ -
Senior term notes	none	8.50	June 2011	299,100
Senior term notes	none	L + 1.875	December 2011	215,000
Total line of credit and senior debt[(b)]		7.98		514,100
Mortgage debt[(c)]	12 hotels	L + 0.93	November 2008	250,000
Mortgage debt	7 hotels	6.57	June 2009-2014	89,560
Mortgage debt	7 hotels	7.32	March 2009	121,710
Mortgage debt	8 hotels	8.70	May 2010	166,884
Mortgage debt	6 hotels	8.73	May 2010	120,345
Mortgage debt	1 hotel	L + 2.85	August 2008	15,500
Mortgage debt	1 hotel	5.81	July 2016	12,600
Other	1 hotel	9.17	August 2011	3,851
Total mortgage debt[(b)]	43 hotels	7.54		780,450
Total		7.72%		$ 1,294,550

(a) We have a borrowing capacity of $250 million on our line of credit. The interest on this line can range from 80 to 150 basis points over LIBOR based on our leverage ratio as defined in our line of credit agreement. If we meet certain requirements under the agreement, we can exercise a one-year extension option.
(b) Interest rates are calculated based on the average outstanding debt at September 30, 2007.
(c) This debt has three one-year extension options.

Debt Statistics at September 30, 2007

Weighted average interest	7.72%
Fixed interest rate debt to total debt	62.9%
Weighted average maturity of debt	5 years
Mortgage debt to total assets	30.7%

Debt Summary (continued)

At September 30, 2007, future scheduled principal payments on outstanding debt are as follows (in thousands):

Year	Secured Debt		Unsecured Debt		Total	
2007	$	3,295	$	-	$	3,295
2008		29,233		-		29,233
2009		142,240		-		142,240
2010		274,417		-		274,417
2011[a]		253,030		515,000		768,030
2012 and thereafter		78,235		-		78,235
Discount		-		(900)		(900)
Total debt	$	780,450	$	514,100	$	1,294,550

(a) Included in this amount is a $250,000 loan that has three, one-year extension options extending the maturity of this debt from 2008 to 2011.

At September 30, 2007, we had unconsolidated 50 percent investments in ventures that owned an aggregate of 17 hotels. These ventures had approximately $190 million of non-recourse mortgage debt, all of which is secured by hotel assets. Our pro rata share of this non-recourse debt was $95 million.

PORTFOLIO DATA

Portfolio Distribution at September 30, 2007
(83 consolidated hotels, same store basis)

Brand	Hotels	Rooms	% of Total Rooms	% of 2006 Hotel EBITDA[a]
Embassy Suites Hotels	47	12,127	51	57
Holiday Inn-branded	17	6,305	26	18
Sheraton and Westin	9	3,217	13	15
Doubletree-branded	7	1,471	6	7
Other	3	962	4	3
Top Markets				
South Florida area	5	1,434	6	7
Atlanta	5	1,462	6	7
San Francisco Bay area	6	2,141	9	6
Los Angeles area	4	898	4	5
Orlando	5	1,690	7	5
Dallas	4	1,333	6	5
Phoenix	3	798	3	4
San Diego	1	600	2	4
Minneapolis	3	736	3	4
Northern New Jersey	3	756	3	3
Washington, D.C.	1	443	2	3
Philadelphia	2	729	3	3
Chicago	3	795	3	3
San Antonio	3	874	4	3
Boston	2	532	2	3
Location				
Suburban	33	8,360	35	38
Urban	20	6,362	26	25
Airport	20	6,203	26	24
Resort	10	3,157	13	13
Segment				
Upper-upscale	65	17,374	72	81
Full service	17	6,305	26	18
Upscale	1	403	2	1

(a) Hotel EBITDA is more fully described on page 15 of this supplement.

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Nine Months Ended September 30, 2007

Detailed Operating Statistics by Brand
(83 consolidated hotels, same store basis)

	Occupancy (%)					
	Three Months Ended September 30,			Nine Months Ended September 30,		
	2007	2006	%Variance	2007	2006	%Variance
Embassy Suites	70.9	75.0	(5.5)	72.9	76.3	(4.5)
Holiday Inn	73.9	71.1	4.0	70.3	72.6	(3.2)
Sheraton and Westin[a]	68.9	73.0	(5.6)	69.8	72.2	(3.4)
Doubletree	75.5	76.3	(1.1)	72.8	76.5	(4.8)
Other[b]	82.2	77.9	5.5	71.3	71.1	0.3
Total	72.1	73.9	(2.4)	71.7	74.6	(3.9)

	ADR ($)					
	Three Months Ended September 30,			Nine Months Ended September 30,		
	2007	2006	%Variance	2007	2006	%Variance
Embassy Suites	141.35	132.27	6.9	143.55	134.45	6.8
Holiday Inn	120.11	112.46	6.8	116.87	109.53	6.7
Sheraton and Westin[a]	120.30	115.38	4.3	126.51	120.91	4.6
Doubletree	137.62	126.73	8.6	144.29	130.38	10.7
Other[b]	144.53	140.70	2.7	138.82	133.39	4.1
Total	132.87	125.06	6.2	134.35	126.06	6.6

	RevPAR ($)					
	Three Months Ended September 30,			Nine Months Ended September 30,		
	2007	2006	%Variance	2007	2006	%Variance
Embassy Suites	100.17	99.23	0.9	104.61	102.63	1.9
Holiday Inn	88.75	79.91	11.1	82.20	79.56	3.3
Sheraton and Westin[a]	82.89	84.23	(1.6)	88.25	87.28	1.1
Doubletree	103.90	96.74	7.4	105.06	99.72	5.4
Other[b]	118.86	109.64	8.4	98.93	94.78	4.4
Total	95.84	92.43	3.7	96.36	94.05	2.5

(a) Includes eight Sheraton-branded hotels and one Westin hotel.
(b) Other hotels include two Hilton-branded hotels and one Crowne Plaza hotel.

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Nine Months Ended September 30, 2007

Detailed Operating Statistics for FelCor's Top Markets
(83 consolidated hotels, same store basis)

	Occupancy (%)					
	Three Months Ended September 30,			Nine Months Ended September 30,		
	2007	2006	%Variance	2007	2006	%Variance
South Florida area	61.5	72.6	(15.3)	73.5	79.8	(8.0)
Atlanta	74.3	75.0	(0.9)	75.6	77.4	(2.3)
San Francisco Bay area	85.6	84.0	2.0	77.2	77.9	(1.0)
Los Angeles area	79.7	78.6	1.4	78.8	77.0	2.3
Orlando	73.2	72.6	0.8	77.6	78.9	(1.6)
Dallas	59.0	69.0	(14.5)	65.1	71.8	(9.4)
Phoenix	56.1	64.5	(13.0)	68.6	73.9	(7.2)
San Diego	76.3	88.4	(13.7)	76.2	83.7	(8.9)
Minneapolis	84.0	77.9	7.8	77.3	71.5	8.1
Northern New Jersey	77.8	70.7	10.0	71.5	70.4	1.6
Washington, D.C.	66.6	69.6	(4.2)	67.7	67.5	0.3
Philadelphia	77.6	82.1	(5.5)	68.7	74.9	(8.2)
Chicago	82.1	80.2	2.3	72.0	76.3	(5.7)
San Antonio	78.7	77.0	2.2	78.0	79.3	(1.6)
Boston	79.6	82.3	(3.2)	67.3	76.4	(11.9)

	ADR ($)					
	Three Months Ended September 30,			Nine Months Ended September 30,		
	2007	2006	%Variance	2007	2006	%Variance
South Florida area	111.43	105.94	5.2	153.29	141.89	8.0
Atlanta	119.91	114.86	4.4	122.05	118.78	2.7
San Francisco Bay area	149.81	137.42	9.0	140.64	130.40	7.8
Los Angeles area	170.50	154.15	10.6	159.98	143.86	11.2
Orlando	90.58	89.52	1.2	105.83	100.38	5.4
Dallas	119.49	108.51	10.1	124.41	112.61	10.5
Phoenix	109.45	104.57	4.7	146.23	131.46	11.2
San Diego	157.76	144.02	9.5	155.45	139.69	11.3
Minneapolis	147.92	142.85	3.5	143.61	137.73	4.3
Northern New Jersey	157.09	146.47	7.2	155.90	147.14	6.0
Washington, D.C.	156.22	152.17	2.7	166.00	161.03	3.1
Philadelphia	137.41	128.58	6.9	136.45	127.48	7.0
Chicago	133.57	128.36	4.1	131.51	122.57	7.3
San Antonio	110.80	107.27	3.3	110.49	104.40	5.8
Boston	164.62	159.21	3.4	156.12	151.17	3.3

	RevPAR ($)					
	Three Months Ended September 30,			Nine Months Ended September 30,		
	2007	2006	%Variance	2007	2006	%Variance
South Florida area	68.52	76.88	(10.9)	112.61	113.27	(0.6)
Atlanta	89.14	86.15	3.5	92.31	91.95	0.4
San Francisco Bay area	128.30	115.42	11.2	108.53	101.61	6.8
Los Angeles area	135.86	121.19	12.1	126.03	110.75	13.8
Orlando	66.29	65.01	2.0	82.15	79.19	3.7
Dallas	70.55	74.89	(5.8)	80.95	80.91	0.1
Phoenix	61.45	67.48	(8.9)	100.30	97.13	3.3
San Diego	120.38	127.32	(5.5)	118.50	116.87	1.4
Minneapolis	124.22	111.25	11.7	110.95	98.46	12.7
Northern New Jersey	122.14	103.55	18.0	111.43	103.53	7.6
Washington, D.C.	104.12	105.91	(1.7)	112.39	108.65	3.4
Philadelphia	106.62	105.55	1.0	93.74	95.44	(1.8)
Chicago	109.60	102.93	6.5	94.69	93.54	1.2
San Antonio	87.16	82.57	5.6	86.16	82.76	4.1
Boston	131.01	130.96	0.0	105.10	115.49	(9.0)

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Nine Months Ended September 30, 2007

Pro Rata Share of Rooms Owned

	Hotels	Room Count at September 30, 2007
Consolidated hotels in continuing operations	83	24,082
Unconsolidated hotel operations	4	647
Total hotels	87	24,729
50% joint ventures	17	(2,032)
60% joint ventures	1	(214)
75% joint ventures	1	(55)
90% joint ventures	3	(68)
97% joint venture	1	(10)
Total owned rooms by joint venture partners		(2,379)
Pro rata share of rooms owned		22,350

Capital Expenditures (dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Improvements and additions to consolidated hotels	$47,984	$38,550	$187,942	$108,999
Joint venture partners' prorata share of additions to hotels	(477)	(511)	(2,558)	(1,029)
Prorata share of unconsolidated additions to hotels	9,568	2,344	19,076	8,830
Total additions to hotels[1]	$57,075	$40,383	$204,460	$116,800

(1)   Includes capitalized interest, property taxes, ground leases and certain employee costs.

	Rooms	% Owned[a]
Renovation Completion Schedule		
Completed 2006		
Charleston (Mills House - Historic Downtown), SC - Holiday Inn[b]	214	
Dana Point (Doheny Beach), CA - Doubletree Guest Suites	195	
Minneapolis (Airport), MN - Embassy Suites[b]	310	
Napa Valley, CA - Embassy Suites[b]	205	
Nashville (Airport/Opryland Area), TN - Embassy Suites	296	
Nashville (Opryland/Airport Briley Parkway), TN - Holiday Inn Select	383	
Piscataway (Somerset), NJ - Embassy Suites[b]	221	
Vienna (Tysons Corner), VA - Sheraton[b]	443	50%
Completed First Quarter 2007		
Atlanta (Airport), GA - Embassy Suites[b]	232	
Atlanta (Galleria), GA - Sheraton Suites[b]	278	
Austin, TX - Doubletree Guest Suites[b]	189	90%
Baltimore (BWI Airport), MD - Embassy Suites[b]	251	90%
Charlotte (Southpark), NC - Doubletree Guest Suites	208	
Chicago (Northshore/Deerfield-Northbrook), IL - Embassy Suites[b]	237	
Houston (Medical Center), TX - Holiday Inn & Suites	287	
Lexington (Lexington Green), KY - Hilton Suites[b]	174	
Orlando (International Airport), FL - Holiday Inn Select[b]	288	
Orlando (Walt Disney World Resort), FL - Doubletree Guest Suites	229	
San Antonio (International Airport), TX - Holiday Inn Select[b]	397	
San Francisco (Burlingame Airport), CA - Embassy Suites	340	
San Francisco (Fisherman's Wharf), CA - Holiday Inn	585	
San Francisco (South San Francisco Airport), CA - Embassy Suites[b]	312	
St. Paul (Downtown), MN - Embassy Suites[b]	208	
Secaucus (Meadowlands), NJ - Embassy Suites[b]	261	50%
Toronto (Yorkdale), CAN - Holiday Inn	370	
Completed Second Quarter 2007		
Atlanta (Gateway-Atlanta Airport), GA - Sheraton	395	
Baton Rouge, LA - Embassy Suites[b]	223	
Boston (Beacon Hill), MA - Holiday Inn Select	303	
Chicago (Lombard/Oak Brook), IL - Embassy Suites[b]	262	50%
Chicago (O'Hare Airport), IL - Sheraton Suites[b]	296	
Dallas (Market Center), TX – Embassy Suites	244	
Parsippany, NJ - Embassy Suites[b]	274	50%
Philadelphia (Historic District), PA - Holiday Inn	364	
Pittsburgh (At University Center-Oakland), PA - Holiday Inn Select[b]	251	
San Rafael (Marin County/Conference Center), CA - Embassy Suites[b]	235	50%
Tampa (On Tampa Bay), FL - Doubletree Guest Suites[b]	203	
Toronto (Airport), CAN - Holiday Inn Select	445	

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Nine Months Ended September 30, 2007

Renovation Completion Schedule – (continued)

	Rooms	% Owned[a]
Completed Third Quarter 2007		
Boca Raton, FL - Embassy Suites[b]	263	
Boston (Marlborough), MA – Embassy Suites[b]	229	
Burlington (Hotel & Conference Center), VT - Sheraton[b]	309	
Dallas (DFW International Airport-South), TX - Embassy Suites[b]	305	
Jacksonville (Baymeadows), FL - Embassy Suites[b]	277	
Miami (International Airport), FL - Embassy Suites[b]	316	
Milpitas (Silicon Valley), CA - Embassy Suites[b]	266	
Orlando (International Drive South), FL - Embassy Suites[b]	244	
Orlando (North), FL - Embassy Suites	277	
Phoenix (Tempe), AZ - Embassy Suites[b]	224	
Raleigh, NC - Doubletree Guest Suites[b]	203	
Santa Barbara (Goleta), CA - Holiday Inn	160	
Fourth Quarter 2007 Completions		
Atlanta (Perimeter Center), GA - Embassy Suites[b]	241	50%
Cocoa Beach (Oceanfront), FL - Holiday Inn	500	
Corpus Christi, TX - Embassy Suites[b]	150	
Dallas (Love Field), TX - Embassy Suites[b]	248	
Ft. Lauderdale (17th Street), FL - Embassy Suites[b]	358	
Ft. Lauderdale (Cypress Creek), FL - Sheraton Suites[b]	253	
Los Angeles (Anaheim Located near Disneyland Park), CA - Embassy Suites[b]	222	
Los Angeles (El Segundo International Airport South), CA - Embassy Suites	349	97%
Orlando (International Drive Resort), FL - Holiday Inn	652	
Philadelphia (Society Hill), PA - Sheraton[b]	365	
Phoenix (Biltmore), AZ - Embassy Suites[b]	232	
Raleigh (Crabtree), NC - Embassy Suites[b]	225	50%
San Antonio (International Airport), TX - Embassy Suites[b]	261	50%
San Diego (On the Bay), CA - Holiday Inn	600	
Wilmington, DE - Doubletree[b]	244	90%

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Nine Months Ended September 30, 2007

Renovation Completion Schedule – (continued)

	Rooms	% Owned[a]
2008 Completions		
Atlanta (Buckhead), GA – Embassy Suites[b]	316	
Austin (Central), TX - Embassy Suites(b)	260	50%
Birmingham, AL - Embassy Suites(b)	242	
Bloomington, MN - Embassy Suites(b)	218	
Charlotte, NC – Embassy Suites(b)	274	50%
Dallas (Park Central), TX – Westin	536	60%
Deerfield Beach (Boca Raton/Deerfield Beach Resort), FL - Embassy Suites[b]	244	
Indianapolis (North), IN - Embassy Suites[b]	221	75%
Kansas City (Overland Park), KS – Embassy Suites[b]	199	50%
Kansas City (Plaza), MO - Embassy Suites[b]	266	50%
Myrtle Beach (At Kingston Plantation), SC - Embassy Suites	255	
Myrtle Beach Resort, SC - Hilton	385	
New Orleans, LA – Embassy Suites[b]	370	
New Orleans (French Quarter), LA – Holiday Inn	374	
Oxnard (Mandalay Beach Resort & Conference Center), CA – Embassy Suites	248	
Phoenix (Crescent Hotel), AZ – Sheraton[b]	342	
San Antonio (N.W. I-10), TX - Embassy Suites(b)	216	50%
San Francisco (Union Square), CA – Crowne Plaza	403	
Santa Monica (Beach at the Pier), CA – Holiday Inn	132	

Projected Renovation Program Summary ($ in millions)

Completion Date	Project Cost	Hotels Completed	Rooms Completed
Fourth Quarter 2006	$ 46	8	2,267
First Quarter 2007	85	17	4,846
Second Quarter 2007	60	12	3,495
Third Quarter 2007	66	12	3,073
Fourth Quarter 2007	83	15	4,900
2008	100	19	5,501
Total[1]	$ 440	83	24,082

(1) Does not include redevelopment costs and represents our prorata share of project costs.

Unconsolidated Operations	Rooms	% Owned[a]
Hays, KS – Holiday Inn[b]	191	50%
New Orleans (Chateau LeMoyne -In French Quarter/Historic Area), LA – Holiday Inn[b]	171	50%
Salina, KS – Holiday Inn[b]	192	50%
Salina (I-70), KS – Holiday Inn Express & Suites[b]	93	50%

(a) We own 100% of the real estate interests unless otherwise noted.
(b) This hotel is encumbered by mortgage debt or capital lease obligation.

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Nine Months Ended September 30, 2007

Hotels Sold in 2007

Property	Date Sold	Rooms	Total Gross Sales Price Per Quarter (in millions)
Hotels sold during the quarter ended March 31, 2007:			
Los Angeles (Covina/I-10) Covina, CA – Embassy Suites[a]	Feb 2007	155	
Palm Desert (Palm Desert Resort), CA – Embassy Suites	Feb 2007	202	
Stamford, CT – Holiday Inn Select	March 2007	198	
		555	$ 64.7
Hotels sold during the quarter ended June 30, 2007:			
Houston (Intercontinental Airport), TX – Holiday Inn	May 2007	415	
Dallas (Park Central), TX – Sheraton	May 2007	438	
Dallas (Park Central Area), TX – Embassy Suites	June 2007	279	
Dallas (West End/Convention Center) TX – Hampton Inn	June 2007	309	
Lexington, KY – Sheraton Suites	June 2007	155	
Brunswick, GA – Embassy Suites	June 2007	130	
Troy – (North - Auburn Hills), MI – Embassy Suites	June 2007	251	
Tulsa (I-44), OK – Embassy Suites	June 2007	244	
		2,221	$ 126.3

(a) This hotel was sold by one of our 50% owned unconsolidated joint ventures for gross proceeds of $22.0 million.